EXHIBIT 99

                    No.

                    IN THE
	                   SUPREME COURT OF THE UNITED STATES
                   	OCTOBER TERM, 1995


                    WILLIAMS NATURAL GAS COMPANY,
                                                  Petitioner,
                                   	V.
                    TALUS PROPERTIES LIMITED PARTNERSHIP,
                    PRIMA OIL AND GAS COMPANY, JOHN P.
                    LOCKRIDGE, YUMA COUNTY OIL COMPANY,
                    AND JER PARTNERSHIP,
                                                   Respondents.


                   	ON PETITION FOR WRIT OF CERTIORARI
	                   TO THE UNITED STATES COURT OF APPEALS
	                   FOR THE TENTH CIRCUIT


                   	PETITION FOR WRIT OF CERTIORARI

Gary W. Boyle                   Jay V. Allen
Counsel of Record               Williams Natural Gas
Williams Natural Gas              Company
  Company                       4100 One Williams Center
4100 One Williams Center        Tulsa, Oklahoma  74172
Tulsa, Oklahoma  74172
(918)  588-235

QUESTIONS PRESENTED FOR REVIEW

1. Did the Tenth Circuit Court of Appeals err when it failed to consider the extrinsic evidence presented to it by the Petitioner?

2. Did the Tenth Circuit Court of Appeals err when it refused to direct the District Court to consider the Petitioner's contract reformation claim?

TABLE OF CONTENTS


QUESTIONS PRESENTED FOR REVIEW....................(i)
LIST OF PARTIES AND RULE 29.1 LISTING.............(ii)
TABLE OF AUTHORITIES..............................(v)
OPINIONS..........................................2
JURISDICTION......................................2
RELEVANT STATUTE..................................2
STATEMENT OF THE CASE.............................2
REASONS FOR GRANTING THE WRIT.....................6
Summary of Argument...............................6

I.  THE COURT OF APPEALS' DECISION
    INVOLVES FEDERAL ISSUES THAT HAVE
    A SIGNIFICANT IMPACT ON THE
    INTERSTATE NATURAL GAS GRID...................6

    A.  The Decision Below Directly Conflicts
        With FERC's Policy Determinations in
        Its Order No. 636, Which Introduced
        Competition to the Interstate Gas
        Supply and Transportation Markets.........6

    B.  The Tenth Circuit's Interpretation of
        the Contracts Creates an Unconscionable
        Burden on Interstate Commerce.............9

II. IN A MATTER OF GREAT PUBLIC IMPORTANCE,
    THE TENTH CIRCUIT MISAPPLIED THE
    APPLICABLE LAW AND HELD THAT WNG MUST
    PERPETUALLY PURCHASE GAS FROM THE
    RESPONDENTS AT AMOUNTS IN EXCESS
    OF 400% OF THE MARKET PRICE...................10

    A.  Standard of Review........................10

    B.  The Tenth Circuit Erroneously
        Determined That the Contracts are
        Unambiguous...............................11



                                  (iii)

        1.  The Contracts Contain Internally
            Inconsistent Language.................13

        2.  Circumstances External to the
            Contracts Also Raise
            Ambiguities...........................15

        3.  The Absurdity of the Contracts'
            Operation Evidences Their
            Ambiguity.............................16

    C.  The Tenth Circuit Erroneously Refused
        to Consider WNG's Extrinsic Evidence
          ........................................18

    D.  The Tenth Circuit Erroneously Failed
        to Direct the District Court to
        Consider WNG's Reformation Claim..........24

CONCLUSION........................................27


                                (iv)

TABLE OF AUTHORITIES


Court Cases

American Casualty Co. v. Glaskin, 805 F. Supp. 866 (D.  Colo.
     1992)...................................................24

Amoco Prod.  Co. v. Kansas Power & Light Co., 505 F. Supp.
     628 (D.  Kan. 1980).................................15, 22

Amoco Prod.  Co. v. Western Slope Gas Co., 754 F.2d 303
(10th CIRC. 1985)............................................13

Amoco Rocmount Co. v. Anschutz Corp., 7 F.3d 909 (10th Cir.
     1993)............................................11, 12,19

Anderson v. Liberty Lobby, Inc., 477 U.S. 242 (1986).........11

Boyles Bros. Drilling Co. v. Orion Indus.,Ltd., 761 P.2d 278
     (Colo. Ct. App.1988)................................24, 25

Chilson v. Reed, 389 P.2d 87 (Colo. 1964)....................25

City of Wichita v. Southwestern Bell Tel.Co., 24 F.3d 1282
     (10th Cir. 1994)........................................15

Colorado Interstate Gas Co. v. Chemco, Inc., 833 P.2d 786
     (Colo. Ct. App.1991), affd, 854 P.2d 1232 (Colo.
     1993)...............................................11, 19

Eastman Kodak Co. v. Image Technical Serv., Inc., 504 U.S.
     451 (1992)..........................................10, 11


                               (v)

Evensen v. Pubco Petroleum Corp., 274 F.2d 866 (10th Cir.
     1960)................................................12,16

Jensen v. Redevelopment Agency, 998 F.2d 1550 (10th Cir.
     1993)...................................................10

In re Manzo, 659 P.2d 669 (Colo. 198').......................24

Northwest Cent. Pipeline Corp, v. JER Partnership, 943 F.2d
     1219 (10th Cir. 1991).............3, 15, 17,18, 19, 20, 21

Oklahoma Radio Ass'n v. F.D.I.C., 987 F.2d 685 (l0th Cir.
     1993)...................................................11

Otteson v. United States, 622 F.2d 516 (10th Cir. 1980)......11

Pennzoil v. F.E.R.C., 645 F.2d 360 (5th Cir. 1991), cert,
     denied, 454 U.S.1142 (1982).............................13

Prenalta Corp. v. Colorado Interstate Gas Co., 944 F.2d 677
     (10th Cir. 1991)........................................12

Segelke v. Kilmer, 360 P.2d 423 (Colo. 1961).................24

In re Thomason, 802 P.2d 1189 (Colo. Ct. App. 1990)..........12

United States v. Diebold, Inc., 369 U.S. 654 (1962)..........10

United States Fidelity & Guar. Co. v. Budget Rent-A-
     Car Sys., Inc., 842 P.2d 208 (Colo. 1992)...............12


                           (vi)

Western Gas Processors, Ltd. v. Woods Petroleum Corp.,.......15
     F.3d 981 (10th Cir. 1994)...............................16

Wota v. Blue Cross & Blue Shield, 831 P.2d 1307 (Colo. 1992)
     ........................................................12

Statutes

28 U.S.C.  1254(l) (1994)....................................2

28 U.S.C. 1332(a)(1), 2201(a) (1994).......................2

Colo. Rev. Stat. Section 4-2-202 (1992)...............2, 21, 22

Fed. R. Civ. P. 56(c)........................................11

UCC Section 2-202.............................................5

Administrative Materials

Pipeline Serv. Obligations and Revisions to Regulations Governing Self-Implementing Transportation; and Regulation of Natural Gas Pipelines After Wellhead Decontrol (hereinafter Order No. 636), 57 Fed. Reg. 13,267, III FERC Stats. & Regs. Preambles 30,939, order on reh'g. 57 Fed. Reg. 36,128, III FERC Stats. & Regs. Preambles 30,950, order on reh'g, 57 Fed. Reg. 57,911, 61 FERC 61,272
(1992).....................................................7, 8

Presentations of INGAA Panel at Pub. Conference on Pricing
Differential Mechanisms, Interstate Natural Gas Ass'n of
America, May 26, 1994.........................................8

                               (vii)

                    No.

                   	IN THE
	                   SUPREME COURT OF THE UNITED STATES
	                   OCTOBER TERM, 1995


                    WILLIAMS NATURAL GAS COMPANY,
                                                  Petitioner,
                                  	V.

                    TALUS PROPERTIES LIMITED PARTNERSHIP,
                    PRIMA OIL AND GAS COMPANY, JOHN P.
                    LOCKRIDGE, YUMA COUNTY OIL COMPANY,
                    AND JER PARTNERSHIP,
                                                  Respondents.


                  	 ON PETITION FOR WRIT OF CERTIORARI
	                   TO THE UNITED STATES COURT OF APPEALS
                    FOR THE TENTH CIRCUIT


                   	PETITION FOR WRIT OF CERTIORARI

      Petitioner, Williams Natural Gas Company ("WNG"), seeks a writ of certiorari to review an opinion and order of the United States Court of Appeals for the Tenth Circuit, which affirmed an order granted by the district court in favor of Respondents.

                            OPINIONS BELOW

     The December 5, 1995, unpublished opinion of the Tenth Circuit is reprinted at Appendix A 1 and may be found at 1995 U.S. App. LEXIS 33,734. The unpublished decision of the United States District Court for the District of Colorado (Nottingham, D.J.), is reprinted at App. B.

                            JURISDICTION

     The United States Court of Appeals for the Tenth Circuit issued its opinion on December 5, 1995. App. A. This petition for a writ of certiorari is being docketed in this Court within ninety days from the entry of judgment by the Court of Appeals. The Jurisdiction of this Court is invoked under 28 U.S.C. 1254(l) (1994).

                          RELEVANT STATUTE

     Pursuant to Rule 14.1(f), WNG has attached a copy of Colo.  Rev. Stat.
Section 4-2-202 (1992) as App, C.

                        STATEMENT OF THE CASE

     This case arises from the respondents' action seeking declaratory judgment in a contract dispute and WNG's counterclaim seeking reformation of the contracts involved. The district court's jurisdiction was based on diversity of citizenship grounds under 28 U.S.C. 1332(a)(1), 2201(a)
(1994). WNG is a Delaware corporation with its principal place of business in Oklahoma. Talus Properties Limited Partnership is a Texas partnership,





  1 References to documents reprinted in an Appendix will hereinafter appear in the petition as "App."

with a General Partner that is a South Carolina corporation with a principal place of business in South Carolina and with Limited Partners of a New Jersey corporation with a principal place of business in Florida and an individual who is a resident of Switzerland and a citizen of the United States. Prima Oil and Gas Company is a Colorado corporation with its principal place of business in Colorado. John P. Lockridge is a Colorado citizen. Yuma County Oil Company is a Colorado corporation with its principal place of business in Colorado. JER Partnership is a Colorado partnership whose partners are all Colorado citizens.

     Respondents are the sellers, and WNG is the buyer, under three Gas Purchase Contracts (the "Contracts"). Various aspects of the Contracts had been before the district court in four prior proceedings and before the Tenth Circuit in Northwest Central Pipeline Corp. v. JER Partnership, 943 F.2d 1219 (1Oth Cir. 1991). The Contracts are identical with respect to their provisions concerning the term of WNG's obligation to purchase gas. The Contracts provide, in part, as follows:

Term

  This Contract shall remain in full force and effect from the date hereof and shall extend for a period of twenty (20) years from the date of initial delivery of gas hereunder.

Preferential Right to Purchase and Right of First Refusal

     Upon the expiration of the primary term of this Contract, Seller hereby grants to Buyer the preferential right and the right of first refusal to purchase gas produced from the wells, leases and lands described on Exhibit "A" attached hereto. At least thirty (30) days, but not more than ninety (90) days, before the expiration of this contract, Seller may make a bona fade offer to Buyer to sell that natural gas which may thereafter be produced from such wells, leases and lands. If no offer is made by Seller to Buyer within the time above described, then that natural gas thereafter produced from the wells, leases and lands described on Exhibit "A" will continue to be sold to Buyer under the terms and conditions of this Contract. Thereafter, Seller shall have the right to make a bona fide offer at least thirty (30) days, but not more than ninety
(90) days, before the next anniversary date of this Contract and each and every anniversary date thereafter until Seller shall make a bona fide offer to Buyer within the above described time period prior to any succeeding anniversary date.

     The parties discovered that they interpreted the quoted language differently in the course of settling claims raised in other litigation, which has since been settled. Respondents filed a declaratory judgment action asking the district court to hold that the Contracts provide Respondents with the power to unilaterally extend WNG's obligation beyond the twenty-year term. WNG opposed that claim and sought a declaration that the Contracts could not be extended beyond the twenty-year term without the consent of WNG or, in the alternative, an equitable reformation of the Contracts to reflect the agreement of the parties that the Contracts could not be extended beyond the twenty-year term without WNG's consent.

     Respondents filed a motion for summary judgment contending that the Contracts are unambiguous and that they provide Respondents with the option to unilaterally extend the term. WNG opposed the motion on the same grounds presented here. The district court granted Respondents' motion for summary judgment, holding that the Contracts are unambiguous and that they provide Respondents with a unilateral option to extend. The district court entered a judgment declaring that interpretation of the Contracts and specifically declining to reach WNG's reformation action. App. B at 9. WNG appealed that decision to the Tenth Circuit.

     On appeal, the Tenth Circuit found that the Contracts' terms are "plain and unambiguous." App. A at 5. From this finding, the court concluded that "defendant cannot introduce extrinsic evidence to vary or contradict" the Contracts' terms. App. A at 5.

     Despite the fact that the Contracts are not fully integrated, the court held that WNG's evidence of consistent additional terms was inadmissible. The court recognized that UCC Section 2-202 (as adopted in Colorado) allows a party to introduce, evidence of consistent, additional contract terms. However, the evidence was not allowed because the court erroneously believed that the additional terms would conflict with the Contracts.

     Finally, the court disallowed WNG's reformation counterclaim. WNG presented several examples of evidence that supported its request for reformation of the Contracts. However, the court's opinion incorrectly recognized only the evidence that supported the court's ultimate conclusion.

                     REASONS FOR GRANTING THE WRIT

                         SUMMARY OF AGREEMENT

     In a matter of great public importance, this Court should grant certiorari in order to limit the negative impact of the Court of Appeals' decision on the clearly established policy goals of the Federal Energy Regulatory Commission ("FERC"). If this decision is allowed to stand, FERC's attempts to introduce competition to the interstate natural gas market will be threatened, and the economic basis on which FERC reorganized the natural gas industry will be thrown into serious question. FERC's inability to meet its competition goals, and the resulting chaos in the interstate natural gas transportation markets, would ultimately cause citizens nationwide to pay higher gas rates without receiving corresponding value in return.

1. THE COURT OF APPEALS' DECISION INVOLVES FEDERAL ISSUES THAT HAVE A SIGNIFICANT IMPACT ON THE INTERSTATE NATURAL GAS GRID.

       A. The Decision Below Directly Conflicts With FERC's Policy Determinations in Its Order No. 636, Which Introduced Competition to the Interstate Gas Supply and Transportation Markets.

     In its Order No. 63 6, FERC made a sweeping regulatory reorganization of the interstate natural gas industry that was designed to promote competition among suppliers for both gas and natural gas transportation services.2 The FERC intended such competition to benefit individual gas consumers and the nation as a whole by ensuring reliable gas supplies at reasonable prices.

     When FERC was developing its regulations, it made economic assessments of the impact of reorganization based on the assumption that gas supply contracts entered into by pipelines would terminate after a known time period. The termination of gas supply contracts was required because FERC believed that it would be in the consumers' best interests to take pipelines out of the business of buying and selling gas and limit them to transportation only. "Unbundling" of pipelines' merchant function was necessary to realize FERC's goal of a competitive interstate natural gas grid. To assist a fair and orderly transition to the reorganized industry, FERC permitted pipelines to recover from ratepayers the cost of terminating their gas purchase contracts that were no longer necessary due to the reorganization. FERC assumed that the transition costs associated with terminating the contracts would be limited to reasonable amounts by the terms of the contracts.

     FERC's economic assumptions played a key role in the formulation of its policies. The decision of the Tenth Circuit in this case, if followed in other Circuits, would invalidate FERC's careful analysis. With the underlying analysis undermined, the complete restructuring of the massive interstate natural gas system would be thrown into question. This Court has the opportunity to stop the potential destruction of FERC's well planned efforts to restructure the natural gas transportation industry for the benefit of consumers across the nation.



2 Pipeline Serv. Obligations and Revisions to Regulations Governing Self-Implementing Transportation; and Regulation of Natural Gas Pipelines after Wellhead Decontrol (hereinafter Order No. 636), 57 Fed. Reg. 13,267, III FERC Stats. & Regs. Preambles 30,939, order on reh'g, 57 Fed. Reg. 36,128, III FERC Stats. & Regs. Preambles 30,950, order on reh'g, 57 Fed. Reg.57,911, 61 FERC 61,272 (1992).

     Actions that steer reality away from FERC's projections pose a serious threat to FERC's competitive efforts. The Tenth Circuit's interpretation of the Contracts, when combined with the potential for similar decisions in other Circuits, has just such an effect. In WNG's case, it was assumed that the Contracts would expire in 2002 (a twenty-year term) based on the written terms of the Contracts. The Tenth Circuit's decision causes the Contracts to continue perpetually. There are many contracts that FERC assumed had various remaining terms with some extending as long as 2004.3 If the Tenth Circuit's decision is allowed to stand, some of these contracts could be interpreted in a manner similar to WNG's Contracts. Such an interpretation would clearly render FERC's initial assumptions about the industry's contracts unreliable and would pose a severe threat to FERC's competitive goals.

     Pipeline companies will pass the extra gas costs they pay under such
extended contracts to their customers.4     The resulting threat to
competition would be two-fold. First, this would attach to the effected pipelines a stigma as a potential source of future, hidden costs. This would have a negative impact on interstate pipelines' competitive standing in the marketplace. Second, the amounts charged to the pipelines' former and current customers lessen the amount of money that the customers have available to spend on future services. This has the same impact as if a portion of the customers were simply removed from the marketplace because the customers will not be able to purchase their anticipated amount of services.


3 Presentations of INGAA Panel at Pub. Conference on Pricing Differential Mechanisms, Interstate Natural Gas Ass'n of America, May 26, 1994.

4 FERC determined that the costs of the pipelines' transition to a competitive market, including the Respondents' excess recovery under the Contracts, should be completely borne by the customers, as long as the pipelines prudently incurred the costs. Order No. 636, III FERC Stats. & Regs. Preambles 30,939, at 30,457-59 (1992).

Overall, the net result of the Tenth Circuit's ruling in this case is to make interstate pipeline companies less competitive with intrastate pipelines and to destroy the basis on which FERC restructured the industry. This result directly contradicts the commendable, stated policy goals of FERC. Such a conflict is clearly a matter of public and federal importance that this Court should review.

     B. The Tenth Circuit's Interpretation of the Contracts Creates an Unconscionable Burden on Interstate Commerce.

     The pipeline's customers will ultimately bear the costs of the Contracts. In this instance, WNG's local distribution company customers in Kansas and Missouri will pay for the difference between the contract price of the gas and the actual market price for the gas - approximately a 400% markup. WNG will be little more than a conduit through which the gross overrecovery windfall will pass from the hands of individual consumers and businesses in Kansas and Missouri into the pockets of gas producers in Colorado. Although it may be reasonable to force consumers to pay these costs for a fixed term, it is unreasonable and contrary to public policy to force them to pay these costs in perpetuity as the Tenth Circuit has ruled. The payment required by the Tenth Circuit is especially egregious when one recalls that the FERC determined that consumers would be best served by an industry restructuring for which those consumers would pay. Allowing the Tenth Circuit's decision to stand will unfairly increase the cost of transition for consumers and will do so for an unlimited term.

Because other interstate pipelines have similar contracts, consumers in other states are potential targets of a comparable, burdensome interstate wealth transfer from consumers in gas-consuming states to producers in gas-producing states. The total impact of such a transfer presents a serious burden on interstate commerce, which this Court should not countenance. By saddling consumers with an unexpected perpetual surcharge, the Tenth Circuit's opinion regarding the Contracts creates a situation that compels this Court's review.

II. IN A MATTER OF GREAT PUBLIC IMPORTANCE, THE TENTH CIRCUIT MISAPPLIED THE APPLICABLE LAW AND HELD THAT WNG MUST PERPETUALLY PURCHASE GAS FROM THE RESPONDENTS AT AMOUNTS IN EXCESS OF 400% OF THE MARKET PRICE.

     A.  Standard of Review.

    Courts must review summary judgment decisions de novo.5 Thus, the Court should utilize the same legal standards as the district court in evaluating the motion. This Court may affirm the Tenth Circuit's decision only if it finds that there is no genuine issue



5     Eastman Kodak Co. v. Image Technical Serv., Inc., 504 U.S. 451, 466
      n. 10 (1992) (citing United States v. Diebold, Inc., 369 U.S. 654
      (1962)); Jenson v. Redevelopment Agency, 998 F.2d 1550, 1555 (10th Cir.
      1993).

as to any material fact and that Respondents were entitled to judgment as a matter of law.6 This Court must view this case in the light most favorable to WNG, the party that opposed the motion.7 WNG's evidence is to be believed and all justifiable inferences are to be drawn in WNG's favor.8

     B. The Tenth Circuit Erroneously Determined That the Contracts are Unambiguous.

     The Tenth Circuit reviewed the Contracts and concluded that the term provisions are unambiguous. The Tenth Circuit incorrectly concluded that such a finding was necessary if the court was to ignore the disputed issues raised by WNG's extrinsic evidence. The Tenth Circuit's conclusion that the Contracts are unambiguous is an incorrect determination of a question of law and should be reversed.

     The existence of an ambiguity in a written contract is a question of law.9 The meaning of a written contract, however, is



6   Fed. R. Civ.  P. 56(c).

7 Eastman Kodak, 504 U.S. at 456; Oklahoma Radio Ass'n v. F.D.I.C,.,987 F.2d 685, 690 (10th Cir. 1993); Otteson v. United States, 622 F.2d 516,
    519 (1Oth Cir. 1980).

8   Anderson v. Liberty Lobbv, Inc., 477 U.S. 242 (1986).

9 Amoco Rocmount Co. v. Anschutz Com., 7 F.3d 909, 917 (10th Cir. 1993) (interpreting Colorado law); Colorado Interstate Gas Co. v. Chemco. Inc. 833 P.2d 786, 788 (Colo. Ct. App. 1991), aff'd. 854 P.2d 1232 (Colo.
    1993).

a question of fact to be resolved in the same manner as other factual disputes.10

     In determining whether the Contracts are ambiguous, this Court must examine the entire contract and not isolate particular phrases or clauses.11 This Court should construe the provisions of the Contracts in harmony with their ordinary meaning with reference to all other provisions of the Contracts.12

      This Court should also consider certain extrinsic evidence in determining whether the Contracts are ambiguous. The Court should consider the nature of the transaction,13 the commercial context of the Contracts, the purpose of the Contracts, and the circumstances surrounding the execution and performance of the Contracts.14

      Ambiguity often arises from the application of the contract to the subject matter of the agreement, and extrinsic evidence is admissible to remove and explain any ambiguity in the contract as applied. Ambiguity easily arises when the contract is applied to its subject matter in changed circumstances. . . . A contract



10   Amoco Rocmount 7 F.3d at 917.

11   Amoco Rocmount, 7 F.3d at 917; United States Fidelitv & Guar.  Co.
     v. Budget Rent-A-Car Sys., Inc., 842 P.2d 208, 213 (Colo. 1992).

12   Wota v. Blue Cross & Blue Shield, 831 P.2d 1307, 1309 (Colo. 1992).

13   Amoco Rocmount, 7 F.3d at 917; In re Thomason, 802 P.2d 1189, 1190
    (Colo. Ct. App. 1990).

14   Prenalta Corp. v. Colorado Interstate Gas Co., 944 F.2d 677, 688
     (10th Cir. 1991); Evensen v. Pubco Petroleum Corp)., 274 F.2d 866, 871 (10th Cir. 1960).

      should be interpreted in light of the changed circumstances to accomplish what the parties intended.15

The ambiguity in the Contracts arises in part as a result of dramatically changed circumstances. First, at the time the parties negotiated the Contracts they believed that the then-regulated price of natural gas would continue to rise. Next, unlike the time period during which the Contracts were negotiated, the price of natural gas is no longer subject to federal regulation. Finally, FERC's new regulatory scheme has dramatically changed the nature of WNG's business. WNG is now purely a gas transporter and no longer performs a merchant (purchasing and selling gas) function. A reasonable consideration of those circumstances compels the conclusion that the Contracts' provisions concerning the term of WNG's purchase obligation are ambiguous.

     1.    The Contracts Contain Internally Inconsistent Language.

     The parties clearly and uniformly expressed WNG's obligation to perform elsewhere in the Contracts. The lack of any language which can fairly be interpreted as imposing an obligation on WNG in the preferential right section strongly suggests that the parties intended to impose no such obligation. At a minimum, the lack of any such definitive language raises an ambiguity contrary to the Tenth Circuit's decision.



15   Amoco Prod.  Co. v. Western Slope Gas Co. 754 F.2d 303, 309 (10th Cir.
     1985) (quoting Pennzoil v. F.E.R.C.. 645 F.2d 360, 388 (5th Cir. 1981),
     cert. denied, 454 U.S. 1142 (1982)).

     The Tenth Circuit's reading of the Contracts also ignores the directly conflicting language of the remainder of the Contracts. The term provision of the Contracts provides that they "shall extend for a period of twenty
(20), years from the date of initial delivery of gas." That language is not qualified by the possibility of a unilateral extension. The clear and unambiguous meaning of that provision directly contradicts the Tenth Circuit's conclusion that the respondents can unilaterally extend the term of the Contracts beyond twenty years.

     Other aspects of the preferential right section raise ambiguities.
The title of the provision itself suggests that the parties included it in the Contracts to grant WNG a rather than an obligation, to purchase gas beyond the twenty-year term of the Contracts. A right of WNG to extend the term is directly contrary to the Tenth Circuit's conclusion that the respondents obtained a unilateral right to control any extension to the exclusion of WNG. The first sentence of the clause confirms the intent expressed in the title: "Upon the expiration of the primary term of this Contract, [Talus] hereby grants to WNG] the preferential right and the right of first refusal to purchase gas." (emphasis added). These provisions directly contradict the Tenth Circuit's conclusion and raise fundamental ambiguity inherent in the language of the Contracts.

     2.  Circumstances External to the Contracts Also Raise Ambiguities.

     Even if the language of the Contracts does not raise an ambiguity, a proper consideration of the circumstances surrounding the Contracts, their purpose, and their commercial context demonstrates the ambiguity. The parties executed the Contracts at a time when FERC strictly regulated the price of gas. It was widely believed (including by these parties) that the price of gas would continue upward following deregulation.16 In this context, the parties apparently did not anticipate what would happen at the end of the twenty-year term if, as turned out to be the case, the price of gas decreased following deregulation. Even more obvious is the fact that the parties could not and did not anticipate that the price under the Contracts would eventually reach more than 400% of the actual market value of the gas. In fact, the language employed by the parties carefully provides for the period after 2002 based on what the parties thought would happen. The same language is ambiguous, however, when viewed in the context of changes in federal regulation and pricing of the underlying product.17



16 Northwest Cent Pipeline Corp.v.JER Partnership, 943 F.2d 1219, 1222-23 (1Oth Cir. 1991).

17   See City of Wichita v. Southwesten Bell Tel.Co., 24 F.3d 1282,
     1287 (10th Cir. 1994) (finding ambiguity based on regulatory changes); Amoco Prod. Co. v. Kansas Power & Light Co., 505 F. Supp. 628,630
     (D. Kan. 1980) (finding ambiguity as the result of regulatory changes in the natural gas industry).

     3.  The Absurdity of the Contracts' Operation Evidences Their Ambiguity.

     Ambiguity can also be based on the fact that a literal reading of the contract will lead to an unreasonable or absurd result.18 In Western Gas Processors, Ltd. v. Woods Petroleum Corp. the court found that the "unambiguous" definition of a term proffered by the plaintiff was so broad that adoption of that interpretation would lead to an unreasonable result.19 The court concluded that the term in question was therefore ambiguous.20 Here the "unambiguous" interpretation urged by the respondents and adopted by the Tenth Circuit would similarly lead to an absurd result. If the Tenth Circuit's decision is affirmed, WGN, its customers, and their residential users will be forced to purchase gas for an indefinite term at a price that currently exceeds the market value of the gas by more than 400%. This grossly overpriced transaction will continue in perpetuity even though the parties clearly and unequivocally provided for a fixed term of twenty years and none of the parties contemplated the possibility of a unilateral, perpetual extension.21 Such a result is anything but reasonable and demonstrates the ambiguity inherent in the Contracts as well as the significant public importance of this decision.



18    See Evensen v. Pubco Petroleum Corp., 274 F.2d 866, 871 (1Oth Cir.
      1960).

19    15 F.3d 981, 987 (1Oth Cir. 1994).

20    Id.

21    See discussion of WNG's evidence, infra. at 18-22.

      The most appropriate guidance in this matter comes from the Tenth Circuit's prior interpretation of the very Contracts that are the subject of this Petition.22 The court considered the interpretation of the pricing provisions of the Contracts following a trial on the merits. Both the district court and the Tenth Circuit found that the Contracts are "poorly written" and ambiguous.23 Now that the contentions of the parties on this question are reversed, the Tenth Circuit has somehow miraculously found clarity where only confusion and uncertainty existed before. That decision is contrary to the law of this case and the clear ruling of the court in Northwest Central.

      The Tenth Circuit's prior decision in Northwest Central found ambiguity in a different part of the Contracts. Nonetheless, the courts reasoning should apply with equal force to the preferential right section. The court found that the lengthy provisions concerning the price of gas, while dealing extensively with what would appear to be every possible future contingency, were nonetheless confusing because they were susceptible of two different and mutually exclusive inferences.24 The court held:

      In short, we refuse to legally preclude the sort of ambiguity created by conflicting inferences that can be drawn from incomplete contract language.



22 Northwest Cent. Pipeline Corp v. JER Partnership, 943 F.2d 1219 (1Oth Cir. 1991).

23    Id. at 1227, 1229.

24    Id. at 1227.

      Since the pricing provision's language is susceptible of more than one reasonable interpretation, we agree with the district court that it is ambiguous.25

The court also found ambiguity in the fact that the language of the Contracts is not internally consistent.26

      The preferential right section of the Contracts compels exactly the same conclusion. The parties failed to anticipate what would happen in the future and therefore failed to provide explicitly for the term of the Contracts where lower prices, deregulation, and industry restructuring intervened. This is exactly the sort of ambiguity the Tenth Circuit found in other provisions of the Contracts. The Tenth Circuit erred in failing to find the same ambiguity here. That ruling is incorrect as a matter of law and should be reversed.

     C. The Tenth Circuit Erroneously Refused to Consider WNG's Extrinsic Evidence.

     Having incorrectly ruled that the Contracts are unambiguous, the Tenth Circuit refused to consider evidence of substantial disputes regarding material extrinsic evidence concerning the intent of the parties. The court also raffled to correctly apply the Colorado version of the UCC. The Tenth Circuit's refusal to consider the factual disputes presented by WNG's extrinsic evidence is reversible error because, if that evidence had been considered, summary judgment would have been precluded.



25   Id. (citation omitted).

26   Id. at 1228-29.

     The ambiguity in the Contracts discussed above required that the Tenth Circuit consider extrinsic evidence of the parties' intent.27 WNG offered a significant amount of extrinsic evidence that raised substantial disputes concerning material facts. The most important evidence of the Respondents' true intent is their assertion of a delayed drilling claim in related litigation. The respondents argued, in writing, that they were entitled to recover for gas that they would have been able to produce during the fixed twenty-year term of the Contracts but for WNG's litigation. That claim is wholly dependent on the fixed termination of the Contracts after twenty years because a perpetual contract would render the claim worthless by permitting the respondents to recover all of the gas on their property.

      In addition to the compelling evidence of the delayed drilling claim, WNG presented the district court with reserve estimates that reflected anticipated prices for the gas subject to the Contracts. The estimates were prepared at the respondents' direction. Portions of those estimates projected prices through 2002 at a constant level reflective of the price established by the Contracts. After 2002, prices fluctuate. That fluctuation is consistent only with sales of gas after 2002 under some arrangement other than the Contracts, because the Contracts establish a single price for future production. Also, in November 1981, several months before the execution of the Contracts, WNG and Respondents entered into a Letter Agreement. App. D. That agreement sets forth the key elements of the arrangement that eventually became the Contracts. Among other terms, it includes the term of the Contracts as twenty years. The parties had the opportunity in the Letter Agreement to provide for a longer term or for unilateral extensions but did not.



27 E.g., Amoco Rocmount Co. v. Anschutz Corp., 7 F.3d 909, 918-19 (10th Cir.1993); Northwest Cent Pipeline Corp. v. JER Partnership, 943 F.2d 1219, 1226 (10th Cir. 1991); Colorado Interstate Gas Co. v. Chemco, Inc., 833 P.2d 786,789 (Colo. Ct. App. 1991), aff'd, 854 P.2d 1232 (Colo.
     1993).

     Finally, review of the lengthy litigation history concerning the Contracts reveals the fact that everyone involved has always acted as though the Contracts had a fixed term of twenty years:

1) John Lockridge, one of the principals of Respondents, testified previously that the Contracts covered a term of twenty years.

2) Respondents have argued in briefs that the Contracts provide for a twenty-year term.

3) Respondents' Complaint in one of the prior lawsuits states that the Contracts are "in full force and effect through May 2002" and that they have a "term of 20 years."

4) The district court twice expressly found that the Contracts were effective for a twenty-year term.

5)   The Tenth Circuit recited and approved that finding.28

That conclusion is inconsistent with the respondents' interpretation and supports WNG's reading of the Contracts.



28    Northwest Cent. Pipeline Corp., 943 F.2d at 1221.

      While these statements of the parties and the courts' understanding of the Contracts do not specifically address the issue raised in this case, they are circumstantially supportive of WNG's interpretation of the Contracts and inconsistent with Respondents' interpretation. These expressions raise sharp factual disputes when viewed in light of Respondents' allegation that they always interpreted the Contracts as including the unilateral right to extend them beyond twenty years. Those factual disputes preclude summary judgment against WNG.

      Even if the Tenth Circuit correctly determined that the Contracts are unambiguous, it failed to consider WNG's evidence regarding additional terms to the Contracts.29 The extrinsic evidence WNG presented to the Tenth Circuit shows that the parties intended, consistent with the provisions of the Contracts, that the preferential right section would grant the parties the right to mutually extend the Contracts, but would not grant the respondents the unilateral right to extend them. As discussed above, the parties failed to define the key terms used in the preferential right section. Because the district court had previously held that the Contracts are not complete integrations,30 it should have considered evidence of consistent additional terms - the definition of key phrases. That evidence was disputed and therefore summary judgment was precluded.

      The Tenth Circuit's refusal to consider the factual disputes raised by the extrinsic evidence violates Colo. Rev. Stat. Section 4-2-202. That provision changes the common law



29    Colo.  Rev.  Stat 4-2-202(b)(1994).

30 Northwest Cent Pipeline Corp., 943 F.2d at 1226. The Tenth Circuit recited its earlier finding on integration in this proceeding. App. A at 6.

regarding the admission of parole evidence. Under Section 2-202, "the lack of facial ambiguity in the contract language is basically irrelevant to whether extrinsic evidence ought to be considered by the court . . . ."31
Regardless of whether the Contracts are ambiguous, the Tenth Circuit should have considered WNG's evidence concerning the circumstances surrounding the Contracts and the parties' conduct during performance.

      Because the Contracts are ambiguous and are not complete integrations, the Tenth Circuit had the obligation to consider extrinsic evidence of the parties' intent. If the Tenth Circuit had considered the extrinsic evidence, it would have been compelled to reverse the district court's summary judgment in favor of Respondents. In failing to do so, the court committed reversible error.

      The Tenth Circuit also erroneously refused to consider WNG's evidence of additional terms because the court ruled that the terms were not consistent with the rest of the Contracts. A review of the Contracts and WNG's proffered interpretation, however, makes it clear that WNG's interpretation is consistent with the language of the Contracts.

      WNG's interpretation of the Contracts gives effect to every provision of the Contracts, and the Tenth Circuit, therefore, should have adopted this interpretation. WNG contends that the Contracts give the parties the power to continue the purchasing relationship after the conclusion of the twenty-year term only if WNG agrees. WNG's interpretation gives meaning to the grant to WNG of a preferential right to purchase gas. It also gives full effect to the parties' agreement to a term of twenty years. Further, it gives effect to the second and third sentences of the preferential rights section:



31    Amoco Prod.Co.v.Westen Slope Gas Co.. 754 F.2d 303, 308
     (1Oth Cir. 1985) (interpreting Colorado law).

     At least thirty (30) days, but not more than ninety (90) days, before the expiration of this contract [Talus] may make a bona fide offer to [WNG] to sell that natural gas which may thereafter be produced from such wells, leases and lands. If no offer is made by [Talus] to [WNG] within the time above described, then that natural gas thereafter produced from the Wells, leases and lands described on Exhibit "A" will continue to be sold to [WNG] under the terms and conditions of this Contract.

     Under WNG's interpretation of the Contracts, the respondents are empowered to make an offer to WNG during the sixty-day period ending thirty days before the expiration of the Contracts. If they choose not to make an offer, the Contracts will continue during the remaining thirty days, subject to all of the terms and conditions of the Contracts. Those terms and conditions include the immediately preceding paragraph stating that the Contracts extend only until twenty years after first production. At the end of the twenty-year term, the Contracts would terminate. Not only the evidence of the parties' intent but also the language of the Contracts read in light of the well-established rules of construction compels this conclusion. The Tenth Circuit should have considered WNG's evidence concerning consistent additional terms.

     D. The Tenth Circuit Erroneously Failed to Direct the District Court to Consider WNG's Reformation Claim.

     WNG's counterclaim stated a cause of action for reformation. Despite the parties' arguments on the issue and the proper framing of the issue in the pleadings, the district court concluded that the respondents are empowered to unilaterally obligate WNG to purchase gas after the end of the twenty-year term and stated, "[b]ased on that conclusion, I need not reach the parties' arguments concerning reformation of the contracts." App. B at
9. That conclusion is incorrect as a matter of law, and the Tenth Circuit's failure to direct the district court to consider WNG's claim for reformation is reversible error.32

     Reformation is an equitable remedy available to correct a mistake in drafting when the final expression of the parties' agreement does not express their true intent.33 The mistake may be unilateral if the other party knows of it.34

     The record before the Tenth Circuit established factual disputes with respect to the elements of WNG's reformation action. The 1981 Letter Agreement is one expression of the parties' agreement that predates the Contracts. App. D. The Letter Agreement clearly sets forth a term of twenty years for WNG's purchase obligation. The parties did not agree that the respondents would retain a unilateral right to extend the obligation beyond twenty years. The testimony of Robert Berney, the person who executed the Letter Agreement and the Contracts for WNG, confirms the expression set forth in the Letter Agreement. App. E. Mr. Berney testified that the parties agreed to a straight twenty-year term. App.E.



32 The Tenth Circuit even admitted that it was confused by the reformation claim. App. A at 7. That confusion is apparent from the substance of the court's conclusion.

33   See Segelke v. Kilmer, 360 P.2d 423, 426 (Colo. 1961); Boyles
     Bros. Drilling Co. v. Orion Indus., Ltd., 761 P.2d 278, 281 (Colo. Ct. App. 1998).

34   American Casualty Co. v. Glaskin, 805 F. Supp. 866, 873 (D. Colo.
     1992); In re Manzo, 659 P.2d 669, 672 (Colo. 1983).

Thereafter, the parties all acted as though the Contracts would last for only twenty years. The parties and the courts made statements that support that conclusion. Respondents employed a party to create reserve studies that are predicated on a twenty year term. Counsel for the respondents calculated damages on a basis consistent solely with a twenty-year term, and the principals of the respondents adopted the claim. Respondents asserted their claims up to the time that the parties settled their prior disputes. Parole evidence is admissible to establish a claim for
reformation.35   All of this admissible evidence raised factual disputes
concerning the elements of 'WNGs reformation action and therefore precluded summary judgment.

      Contrary to the Tenth Circuit's assertions, WNG's reformation claim does not negate the other language in the Contracts. The reformation of the Contracts would merely cause them to operate in the manner originally intended by the parties. As reformed, the Contracts would simply last for the agreed-upon twenty-year term and would provide the parties with the option to extend the Contracts for a longer period. As reformed, the Contracts would retain their original character rather than have their original terms negated.



35 Chilson v. Reed, 389 P.2d 87, 89 (Colo. 1964), Boyles Bros., 761 P.2d at 282.

     The district court erred when it concluded that it need not reach the reformation action.36 The action was appealed to the Tenth Circuit and the record established substantial disputes concerning material facts. The conclusion that the Contracts unambiguously provide as the district court held did not relieve the district court or the Tenth Circuit of the burden of resolving the claim. Instead, resolution of the reformation claim is required because the courts interpreted the Contracts adversely to WNG. Logically, the courts could have avoided WNG's reformation claim only if they had interpreted the Contracts in the manner urged by WNG. The Tenth Circuit's failure to direct the district court to consider the reformation action is reversible error.



36 The Tenth Circuit conceded as much when it relied on dicta from a prior decision that permits the appellate court to affirm a decision on grounds not considered by the lower court. Ap. A at 6.

CONCLUSION

     The impact of the Tenth Circuit's decision is a matter of great importance to the interstate natural gas industry in the United States, and this Court should issue the requested writ. On review, this Court will be compelled to conclude that the Tenth Circuit's actions were erroneous as a matter of law.

                                       Respectfully submitted,



                                       Gary W. Boyle
                                       (Counsel of Record)
                                       Jay V. Allen

                                       Williams Natural Gas Company
                                       4100 One Williams Center
                                       Tulsa, Oklahoma 74172
                                       (918) 588-2359

                                       Attorneys for Petitioner
                                       Williams Natural Gas Company

March 4, 1996